UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A.

Results for the quarter and twelve-month period ended on December 31, 2020

Central Puerto: 4Q2020 and Fiscal Year Results

Buenos Aires, March 15 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), a leading power generation company in Argentina, reports its consolidated financial results for the Fiscal Year 2020 and quarter (“Fourth Quarter” or “4Q2020”) ended on December 31, 2020.

A conference call to discuss the results of the Fourth Quarter 2020 will be held on March 16, 2021 at 10:00 Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the fiscal year and the quarter ended on December 31, 2020 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the fiscal year and quarter ended on December 31, 2020, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the fiscal year and quarter ended on December 31, 2020 and the notes thereto, which will be available on the Company’s website.

A. 4Q2020 Highlights

4Q2020 energy generation decreased 7% to 3,818 GWh, as compared to 4,101 GWh during the same period of 2019. Energy generation was positively impacted by the new renewable wind farms Manque, Olivos and La Genoveva I and negatively impacted by lower water availability for the Piedra del Águila hydro plant and a declined in generation of Puerto´s combined cycle and Brigadier Lopez power plant (for more information see section B. Main Operating Metrics).

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Thermal units’ availability during the quarter was 91%, compared to 94% in the 4Q2019, and a market average of 78% for the 4Q2020, mainly due to the unavailability of some steam units of Puerto and Luján de Cuyo plants and Puerto´s combined cycle.

“During the fourth quarter, we completed our renewable expansion plan. As a result, La Genoveva I wind farm commenced operations on November 2020, adding 88 MW to our renewable energy portfolio.
Terminal 6 Cogeneration project continues to advance and obtained partial COD during November 2020 for its gas turbine”.
Jorge Rauber, CEO of Central Puerto

Effects of the Quarantine measures due to the Covid-19 crisis. Since March 20, 2020, the Argentine Government issued several decrees establishing preventive and mandatory social isolation policies (“the Quarantine”) as a public health measure to contain the effects of the COVID-19 outbreak. Consequently, electric energy demand decreased 2.2% during the 4Q2020, as compared to the same period of 2019.

La Genoveva I. On November 21, 2020, La Genoveva I commenced full commercial operations for its 88.2 MW and started selling its energy under a 20-years PPA under the RenovAr regulatory framework. It should be highlighted that the wind farm had two partial CODs on September 11, 2020 and October 30, 2020 for 50.4 MW and 33.6 MW, respectively.

Advances in new Terminal 6-San Lorenzo cogeneration plant (391 MW) and partial COD. On November 21, 2020, the plant obtained partial commissioning of its gas turbine (269.5 MW) to operate with natural gas and sell energy under the spot market regulation (Res. 31/2020). Construction continues to complete the project closing the cycle and producing steam. Once the COD for the full project is achieved, which is expected during the third quarter of 2021, the plant will be remunerated under a 15-years PPA with CAMMESA and a Steam Contract with T6.

Partial payment and refinancing of debt under the terms of Communication “A” 7106 of the Central Bank of the Republic of Argentina (“BCRA”). On December 22, 2020, the Company signed an amendment to the Syndicate Loan with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC obtained to fund the acquisition of the Brigadier López Thermal Plant, modifying, among other terms, the amortization schedule, in order to comply with the requirements of Communication" A "7106, extending the final term of December 2020 and March 2021 installments until June 2023, incorporating monthly repayments from January 2021 to January 2022, and maintaining the repayments foreseen in the initial schedule for June, September and December 2021, each equivalent to 20% of the capital. In December 2020, 40% of the installment scheduled for such month was canceled. In addition, the agreed modifications include a limitation for the payment of dividends during 2021 and a maximum allowed for 2022 of USD 25 million. Likewise, a guaranteed agreement was implemented that includes the pledge of the turbines of the Brigadier Lopez power plant, a mortgage on the land on which said power plant is located, and an assignment on certain LVFDV collections. On February 25, 2021, BCRA extended the obligation to reprogram payments scheduled between April and December 2021. We are working with the banks in this regard.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

B. Main operating metrics

The table below sets forth key operating metrics for 4Q2020, compared to 3Q2020 and 4Q2019, and the full year 2020, compared to 2019:

Key Metrics	4Q 2020	3Q 2020	4Q 2019	Var % (4Q/4Q)	2020	2019	Var % (Y-o-Y)
Continuing Operations
Energy Generation (GWh)	3,818	3,932	4,101	(7%)	14,331	14,845	(3%)
-Electric Energy Generation- Thermal	2,657	2,510	2,816	(6%)	9,561	10,187	(6%)
-Electric Energy Generation – Hydro	762	1,091	1,043	(27%)	3,442	3,927	(12%)
-Electric Energy Generation – Wind	399	331	241	65%	1,328	730	82%
Installed capacity (MW; EoP1)	4,689	4,366	4,273	10%	4,689	4,273	10%
-Installed capacity -Thermal (MW)	2,874	2,589	2,589	11%	2,874	2,589	11%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
-Installed capacity - Wind (MW)	374	336	243	54%	374	243	54%
Availability - Thermal2	91%	89%	94%	(2 p.p.)	89%	93%	(4 p.p.)
Steam production (thousand Tons)	265	289	254	4%	1,082	1,018	6%
Source: CAMMESA; company data.
1 EoP refers to “End of Period”.
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 4Q2020, energy generation decreased 7% to 3,818 GWh, compared to 4,101 GWh in the 4Q2019. As a reference, domestic energy generation increased 7% during the 4Q2020, compared to the 4Q2019, according to data from CAMMESA.

The decrease in the energy generated by Central Puerto was due to:

a)
a 27% decrease in energy generation form the hydro plant Piedra del Águila due to lower water inflow in the Limay and Collón Curá rivers and less generation to recover the reservoir´s levels.
b)
a decrease of 6% in the electricity generation from thermal units, primarily from Central Puerto´s combined cycle due to a minor dispatch and Brigadier Lopez power plant.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

This was partially offset by,

c)
a 65% increase in energy generation from renewable units, which increased mainly due to the operation during the full quarter of Manque (57 MW), as in the 4Q2019, the wind farm only had partial COD for 38 MW, Los Olivos (22.8 MW), which started operations on February 2020, and the full commissioning of La Genoveva I in November 2020, as described above.

During 4Q2020, machine availability for thermal units reached 91%, compared to 94% in 4Q2019, mainly due to certain small failures in Puerto´s combined cycle during October 2020, and the unavailability for some of the steam turbines of the Puerto and Luján de Cuyo plants. As a reference, the market average availability for thermal units for the same period was 78%, according to data from CAMMESA.

Steam production increased 4%, totaling 265,000 tons produced during 4Q2020, compared to 254,000 tons during the 4Q2019, due to a good dispatch and availability of cogeneration.

In fiscal year 2020, energy generation decreased 3% to 14,331 GWh, compared to 14,845 GWh in the 2019. As a reference, domestic energy generation increased 2% during the 2020, compared to 2019, according to data from CAMMESA.

The decrease in the energy generated by Central Puerto was due to:

a)
a 12% decrease in energy generation form the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers,
b)
a 6% decrease in the electricity generation from thermal units, due to i) the unavailability of Lujan de Cuyo´s combined cycle unit(306.4 MW) mainly during the 2Q2020 which returned to service on July 16, 2020 and to a lesser extent, due to a lower dispatch of Central Puerto´s combined cycle ande Brigadier Lopez power plant, ii) lower energy demand because of the Quarantine measures related to the Covid-19 crisis, which was partially offset by iii) a full year of generation for the new Luján de Cuyo cogeneration unit which started operation on September 2019, and

This was partially offset by,

c)
an 82% increase in energy generation from renewable units, which increased mainly due to the operation during the full period of La Castellana II (15.2 MW), La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the 3Q2019, and Manque (57 MW), Los Olivos (22.8 MW) and La Genoveva I (88.2 MW), which started operations during December 2019, February, and November 2020, respectively.
During 2020, machine availability for thermal units reached 89%, compared to 93% in 2019, mainly due to a significative failure in the main transformer of the Siemens branded combined cycle which returned to service on July 16, 2020 and to lesser extent due to some power limitations on the steam turbines from Lujan de Cuyo, and in Puerto Complex, certain small failures in the combined cycle during June and October 2020, and the unavailability of some steam turbines. As a reference, the market average availability for thermal units for the same period was 82%, according to data from CAMMESA.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Finally, steam production showed an increase of 6%, totaling 1,082,000 tons produced during the fiscal year 2020 compared to 1,018,000 tons during the 2019, because of the Luján de Cuyo cogeneration´s COD.

C. Financials

Main financial magnitudes of continuing operations

Million Ps.	4Q2020	3Q2020	4Q2019	Var % (4Q/4Q)	2020	2019	Var % (Y-o-Y)
	Unaudited1	Unaudited1	Unaudited1		Audited	Audited
Revenues	9,281	10,108	15,499	(40%)	38,108	48,957	(22%)
Cost of sales	(4,544)	(4,027)	(8,456)	(46%)	(16,815)	(25,808)	(35%)
Gross profit	4,737	6,081	7,042	(33%)	21,293	23,149	(8%)
Administrative and selling expenses	(858)	(668)	(1,141)	(25%)	(2,973)	(3,585)	(17%)
Operating income before other operating results	3,880	5,413	5,901	(34%)	18,320	19,564	(6%)
Other operating results, net	1,223	1,805	(2,376)	(151%)	9,625	18,621	(48%)
Operating income	5,102	7,218	3,525	45%	27,945	38,186	(27%)
Depreciations and Amortizations	1,693	1,334	2,062	(18%)	5,955	4,616	29%
Adjusted EBITDA	6,795	8,552	5,587	22%	33,900	42,802	(21%)
1. Includes, among others, the following concepts:
● Impairment on property, plant and equipment and intangible assets	(2,516)	-	(5,060)	(50%)	(4,016)	(5,996)	(33%)
● Foreign Exchange Difference and interests related to FONI trade receivables	3,192	1,572	2,110	51%	11,816	18,618	(37%)
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	6,120	6,980	8,537	(28%)	26,100	30,180	(14%)
Average exchange rate of period	80.00	73.39	59.35	35%	70.99	48.23	47%
Exchange rate end of period	84.15	76.18	59.89	41%	84.15	59.89	41%
NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

See “Disclaimer-Adjusted EBITDA” below for further information.

_________________
1 4Q2020 and 4Q2019 figures were constructed, as the difference between the 2020 and 2019 financial figures, minus the 9M2020 and 9M2019 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2020, in all cases stated in the measuring unit current at December 31, 2020. The 3Q2020 financial figures were also calculated based on the information originally published in the 3Q2020 Financial Statement, stated in terms of the measuring unit current as of December 31, 2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Adjusted EBITDA Reconciliation

Million Ps.	4Q2020	3Q2020	4Q2019	Var % (4Q/4Q)	2020	2019	Var % (Y-o-Y)
	Unaudited2	Unaudited2	Unaudited2		Audited	Audited
Consolidated Net income for the period	580	2,546	1,811	(68%)	6,958	11,791	(41%)
Loss on net monetary position	(219)	(359)	(146)	50%	(1,159)	3,311	(135%)
Financial expenses	5,995	4,923	3,140	91%	22,297	21,680	3%
Financial income	(2,292)	(1,032)	(1,899)	21%	(5,160)	(4,902)	5%
Share of the profit of an associate	(34)	(113)	(271)	(87%)	(109)	(1,516)	(93%)
Income tax expenses	1,072	1,253	891	20%	5,118	7,822	(35%)
Depreciation and amortization	1,693	1,334	2,062	(18%)	5,955	4,616	29%
Adjusted EBITDA	6,795	8,552	5,587	22%	33,900	42,802	(21%)
1. Includes, among others, the following concepts:
● Impairment on property, plant and equipment and intangible assets	(2,516)	-	(5,060)	(50%)	(4,016)	(5,996)	(33%)
● Foreign Exchange Difference and interests related to FONI trade receivables	3,192	1,572	2,110	51%	11,816	18,618	(37%)
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	6,120	6,980	8,537	(28%)	26,100	30,180	(14%)

_________________
2 4Q2020 and 4Q2019 figures were constructed, as the difference between the 2020 and 2019 financial figures, minus the 9M2020 and 9M2019 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2020, in all cases stated in the measuring unit current at December 31, 2020. The 3Q2020 financial figures were also calculated based on the information originally published in the 3Q2020 Financial Statement, stated in terms of the measuring unit current as of December 31, 2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

4Q 2020 Results Analysis

Revenues decreased to Ps. 9,281 million in the 4Q2020, as compared to Ps. 15,499 million in the 4Q2019. The decrease in revenues was mainly affected by the abrogation of Resolution No. 70/2018, on December 30, 20193. Consequently, fuel remuneration for units under the Energía Base regulatory framework (and other related concepts), amounted to Ps. 391 million during the 4Q2020, compared to Ps. 4,956 million during the 4Q2019, when Res. 70/18 was in force (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” in the Company’s 20-F filing).

Without considering fuel remuneration, Revenues for the 4Q2020 would have been Ps. 8,890 million, compared to Ps. 10,934 million in the 4Q2019. This decrease was mainly due to:

(i)
a 37% decrease in Spot Sales/Energia Base (Revenues from Resolution 1, Resolution 31, Resolution 19, SGE Resolution 70/2018 and amendments) which, without considering the remuneration associated to the self-procured fuel under Res. 70/18 mentioned above, totaled Ps. 3,585 million in the 4Q2020 as compared to 5,710 million in the 4Q2019, mainly due lack of monthly price adjustment of Res.31/2020 instructed by the Energy Secretariat on April 8, 2020. and a drop of 6% in the energy generation from the thermal units.
(ii)
a 20% decrease in the Steam Sales, which totaled Ps. 241 million in the 4Q2020, compared to Ps. 300 million in the 4Q2019, despite an increase of 4% in steam production.

partially offset by:

(iii)
an 12% increase in Sales under contracts, which amounted to Ps. 4,759 million during the 4Q2020, as compared to Ps. 4,249 million in the 4Q2019, mainly due to the new windfarms mentioned above.
Sales were also affected by the decrease in energy generation from our hydro plant Piedra del Águila and minor electricity generation from thermal units, primarily from Central Puerto´s combined cycle due to a minor dispatch and Brigadier Lopez power plant.

It is worth mentioning that prices for units under the Energía Base Regulatory framework are established by Res. 31/2020, in force since February 1, 2020, and the Annex VI of such resolution (monthly price adjustment procedure) was suspended by the Secretariat of Energy on April 8, 2020. In this regard the prices for the Energía Base Regulatory framework were fixed in Argentina pesos since February 2020.

_________________
3 On December 30, 2019, through Resolution No. 12/2019, the Ministry of Productive Development abrogated Resolution SE No. 70/2018 (Res. 70/18), which allowed generators to purchase their own fuel, and reinstated effectiveness of section 8 of Resolution No. 95/2013 and section 4 of Resolution No. 529/2014, centralizing fuel purchases through CAMMESA, who provides the fuel without a charge to generators.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Gross profit was Ps. 4,737 million in the 4Q2020, compared to Ps. 7,042 million in 4Q2019. This decrease was due to (i) the above-mentioned variation in revenues, partially offset by (ii) a 46% reduction in the costs of sales that totaled Ps. 4,544 million, compared to Ps. 8,456 million in the 4Q2019. This decrease in the cost of sales was primarily driven by:

(i)
A 78% decrease in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 1,044 million during the 4Q2020, as compared to Ps. 4,808 million in the 4Q2019, mainly due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18, which was in force during the 4Q2019, but was abrogated on December 30, 2019, as described above.
(ii)
a 10% decrease in non-fuel-related costs of production, which totaled Ps. 3,619 million in the 4Q2020, as compared to Ps. 4,008 million in the 4Q2019.

Gross Profit Margin was 51% during the 4Q2020, as compared to 45% in the 4Q2019. In addition to the new installed capacity, this change was also affected by the operation of purchase of self-supplied fuel, that has a lower gross profit margin as compared to the gross profit margin of the rest of the operations of the company, which was in force during the 4Q2019 but not during the 4Q2020.

Operating income before other operating results, net, was Ps. 3,880 million, compared to Ps. 5,901 million in the 4Q2019. This decrease was due to (i) the above-mentioned decrease in gross profits, partially offset by (ii) a 25% decrease (in real terms) in administrative and selling expenses that totaled Ps. 858 million in the 4Q2020, as compared to Ps. 1,141 million in the 4Q2019, mainly driven by i) a Ps. 61 million reduction in tax on bank account transactions which during the 4Q2019 had been significantly higher due to the capital expenditures and loans received associated to the expansion projects, ii) a Ps. 221 million reduction in fees and compensation for professional services, and iii) a Ps. 82 million reduction in other operating and administrative expenses

Adjusted EBITDA was Ps. 6,795 million in the 4Q2020, compared to Ps. 5,587 million in the 4Q2019. This increase was mainly due to:

(i)
A 46% increase in foreign exchange difference on operating assets, mainly related to FONI trade receivables that generated a Ps. 3,090 million gain during the 4Q2020, compared to Ps. 2,110 million during the 4Q2019, due to a higher depreciation of the argentine peso. As a reference, during the 4Q2020, the Argentine peso depreciated 10.4%, compared to 3.9% during the 4Q2019.
(ii)
a 50% decrease in non-cash charge related to the property, plant and equipment impairment registered which totaled Ps. 2,516 million during the 4Q2020, compared to Ps. 5,060 of 4Q2019, mainly related to the price reduction set for the Energia Base regulatory framework established by the Res. 31/2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

This was partially offset by

(iii)
the decrease in operating results before other operating income, net mentioned above.
(iv)
A reduction in depreciations and amortizations that totaled Ps. 1,693 during the 4Q2020, as compared to Ps. 2,062 million during the 4Q2019.

Consolidated Net income was Ps. 580 million and Net income for shareholder was Ps. 555 million or Ps. 0.37 per share or Ps. 3.68 per ADR, in the 4Q2020, compared to Ps. 1,811 million and 1,312 million, respectively, or Ps. 0.87 per share or Ps. 8.72 per ADR, in the 4Q2019. In addition to the above-mentioned factors, net income was negatively impacted by (i) higher financial expenses that amounted to Ps. 5,995 million in the 4Q2020, compared to Ps. 3,140 million in the 4Q2019, mainly due to higher foreign exchange difference on loans, most of which are denominated in US dollars and positively impacted by higher financial income which amounted to Ps. 2,292 million during the 4Q2020, compared to Ps. 1,899 million in the 4Q2019, mainly due to higher FX difference results on financial assets denominated in foreign currency (which excludes FONI and other trade receivables), measured in argentine pesos, and a higher mark-to-market gain on financial assets.

Additionally, the share of profit of associates was Ps. 34 million gain during the 4Q2020 compared to Ps. 271 million during the 4Q2019, mainly due to lower results from the operations of Ecogas due to lack of tariff adjustments for the natural gas distribution business during 2020.

Finally, the gain on net monetary position totaled Ps. 219 million during the 4Q2020, as compared to Ps. 146 million in the 4Q2019.

FONI collections totaled Ps. 1,504 million in the 4Q2020, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 2,236 million of 4Q2019. The amounts are being collected on time and according to the signed contract.

2020 fiscal year Results Analysis

Revenues decreased to Ps. 38,108 million in 2020, as compared to Ps. 48,957 million during 2019. The decrease in revenues was mainly affected by the abrogation of Resolution No. 70/2018 mentioned above, on December 30, 2019. Consequently, fuel remuneration for units under Energía Base regulatory framework (and other related concepts), amounted to Ps. 1,275 million during 2020, compared to Ps. 14,875 million in 2019, when Res. 70/18 was in force. Also, revenues were negatively impacted by a price´s reduction due to Res. 31/2020, explained below. (see “—Factors Affecting Our Results of Operations—Our Revenues—The Energía Base” in the Company’s 20-F filing).

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Without considering fuel remuneration, Revenues for 2020 would have been Ps. 36,833 million, an 8% increase compared to Ps. 34,082 million of 2019. This increase was mainly due to:

(i)
An 84% increase in Sales under contracts, which amounted to Ps. 18,396 million during the 2020, as compared to Ps. 10,007 million in 2019, mainly due to the operation during the full period of La Castellana II (15.2 MW), La Genoveva II (41.8 MW) wind farms that commenced their commercial operations during the 3Q2019, and Manque (57 MW), Los Olivos (22.8 MW) and La Genoveva I (88.2 MW), which started operations during December 2019 (partially), February, and November 2020, respectively. Also due to Brigadier Lopez and Lujan de Cuyo´s COD.
(ii)
An 80% increase in the Steam Sales from the new Luján de Cuyo cogeneration unit, which totaled Ps. 1,065 million in 2020, compared to Ps. 592 million of 2019.

This increase was partially offset by a decrease in Spot Sales/Energía Base (Revenues from Resolution 1, Resolution 31, Resolution 19, SGE Resolution 70/2018 and amendments) which, without considering the remuneration associated to the self-procured fuel under Res. 70/18 mentioned above, were Ps. 16,199 million in 2020 as compared to 22,399 million of 2019, mainly due to the a decrease in prices for units under the Energía Base Regulatory framework established by Res. 31/2020, in force since February 1, 2020, and the suspension of Annex VI of such resolution (monthly price adjustment procedure) instructed by the Secretariat of Energy to CAMMESA on April 8, 2020.

To a lesser extent, Spot Sales/Energía Base were also affected by (i) a decrease in machine availability for thermal units which was 89% during 2020, compared to 93% in 2019, mainly due to a significative failure in the main transformer of the Siemens branded combined cycle which returned to service on July 16, 2020, some steam turbines from Lujan de Cuyo operated most of the year with power limitation and certain small failures in the combined cycle of Puerto´s complex during June and October 2020, and the unavailability for some of the steam turbines of the Puerto, (ii) a 12% decrease in energy generation form the hydro plant Piedra del Águila due to lower waterflow in the Limay and Collón Curá rivers

Gross profit was Ps. 21,293 million in 2020, compared to Ps. 23,149 million for 2019. This decrease was due to (i) the above-mentioned variation in revenues (without considering fuel remuneration), and (ii) a 35% reduction in the costs of sales that totaled Ps. 16,815 million, compared to Ps. 25,808 million in 2019. This decrease in the cost of sales was primarily driven by:

(i)
A 75% decrease in the purchase of fuel (and related concepts) used in the units that sell steam, and electricity under contracts or Energía Base (when applicable), which totaled Ps. 3,606 million during 2020, as compared to Ps. 14,144 million in 2019, mainly due to the cost of the self-supplied fuel purchased in accordance to Res. 70/18, which was in force during 2019, but was abrogated on December 30, 2019, as described above;

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

This was partially offset by:

(ii)
a 12% increase in non-fuel-related costs of production, which totaled Ps. 13,581 million in 2020, as compared to Ps. 12,136 million during 2019, mainly due to the increase in the installed capacity following the COD of the new thermal and renewable energy plants.

Gross Profit Margin totaled 56% during 2020, as compared to 47% in the 2019. This change was mainly a consequence of (i) the operation of purchase of self-supplied fuel, which was in force during the 2019 but not during the 2020, that has a lower gross profit margin as compared to the gross profit margin of the rest of the operations of the company and the new installed capacity.

Operating income before other operating results, net, was Ps. 18,320 million, compared to Ps. 19,564 million in 2019. This decrease was due to (i) the above-mentioned growth in gross profits, partially offset by (ii) a 17% decrease (in real terms) in administrative and selling expenses that totaled Ps. 2,973 million in 2020, as compared to Ps. 3,585 million for 2019, mainly driven by a Ps. 406 million reduction in tax on bank account transactions which during the 2019 had been significantly higher due to the purchase of the Brigadier López plant, and higher capital expenditures and loans received during the period, ii) a Ps. 215 reduction in fees and compensation for professional services and iii) a Ps. 98 reduction in other operating and administrative expenses.

Adjusted EBITDA was Ps. 33,900 million in 2020, compared to Ps. 42,802 million for 2019. This decrease was mainly due to:

(i)
the lower operating results before other operating income, net mentioned above, which includes an increase in depreciations and amortizations that totaled Ps. 5,955 million during 2020, as compared to Ps. 4,616 million during in 2019, mainly related to the new renewable and thermal plants.
(ii)
interests on trade receivables, mainly from CAMMESA, which in 2020 amounted Ps. 3,108 million, as compared to Ps. 8,761 million in 2019, including the 6,513 million one-time-gain in interests associated to the trade receivables and debt compensation with CAMMESA booked during the 3Q2019.
(iii)
lower foreign exchange difference on operating assets, mainly related to FONI trade receivables, which generated a Ps. 10,952 million gain during in 2020, compared to Ps. 16,217 million of 2019.

This was partially offset by:

(i)
a Ps. 4,016 million non-cash loss related to the property, plant and equipment impairment accrued during the 2020 on two Siemens branded new generating equipment stored in the supplier’s facilities and one General Electric branded new generating equipment stored in Central Puerto’s Nuevo Puerto plant, Brigadier Lopez Plant and Lujan de Cuyo´s combined cycle, which were valued using the fair value less cost of sale approach, compared to Ps. 5,996 million impairment done in 2019.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Consolidated Net income was Ps. 6,958 million and Net income for shareholder was Ps. 6,892 million or Ps. 4.58 per share or Ps. 45,79 per ADR, in 2020, compared to Ps. 11,791 million and 11,992 million, respectively, or a gain of Ps. 7.97 per share or Ps. 79.67 per ADR, in 2019. In addition to the above-mentioned factors, net income was negatively impacted by a lower gain on share of profit of associates that totaled Ps. 109 million during 2020 compared to Ps. 1,516 million of 2019, mainly due to lower results from the operations of Ecogas due to lack of tariff adjustments for the natural gas distribution business during 2020, as mentioned above.

In addition to the above-mentioned factors, net income was negatively impacted by (i) higher financial expense that amounted to Ps. 22,297 million in 2020, compared to 21,680 million of 2019, mainly due to higher foreign exchange difference on loans, most of which are denominated in US dollar, which was partially offset by (i) lower interest accrued for debt balance during the period and (ii) higher financial income which amounted to Ps. 5,160 million during 2020, compared to Ps. 4,902 million in 2019, due to higher FX difference results on financial assets denominated in foreign currency (which excludes FONI and other trade receivables), measured in argentine pesos, and a higher mark-to-market gain on financial assets. As a reference, during the 2020, the peso depreciated 40.67%, compared to 59.07%% in 2019.

Finally, the gain on net monetary position totaled Ps. 1,159 million during 2020, as compared to a loss on the net monetary position of Ps. 3,311 million in 2019.

FONI collections totaled Ps. 6,634 million in 2020, -including VAT, associated to the FONI trade receivables for San Martín, Manuel Belgrano, and Vuelta de Obligado Plants. The amounts are being collected on time and according to the signed contract.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Financial Situation

As of December 31, 2020, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 279 million, and Other Current Financial Assets of Ps. 14,076 million.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of December 31, 2020
Cash and cash equivalents (stand-alone)		20
Other financial assets (stand-alone)4		11,890
Financial Debt (stand-alone)		(25,212)
Composed of: Financial Debt (current) (Central Puerto S.A. stand-alone)	(16,441)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(8,771)
Subtotal Central Puerto stand-alone Net Debt Position		(13,926)
Cash and cash equivalents of subsidiaries		259
Other financial assets of subsidiaries		2,186
Financial Debt of subsidiaries Composed of:		(25,758)
Financial Debt of subsidiaries (current)4	(3,684)
Financial Debt of subsidiaries (non-current) 4	(22,074)
Subtotal Subsidiaries Net Debt Position		(23,312)
Consolidated Net Debt Position		(36,614)

Cash Flows of 2020

Million Ps.	2020 As of December 31, 2020
Cash and Cash equivalents at the beginning	2,034
Net cash flows provided by operating activities	19,294
Net cash flows used in investing activities	(17,288)
Net cash flows used in financing activities	(3,683)
Exchange difference and other financial results	277
Loss on net monetary position by cash and cash equivalents	(354)
Cash and Cash equivalents at the end	279

4 Excludes intercompany loans.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Net cash provided by operating activities was Ps. 19,294 million during the 2020. This cash flow arises from (i) Ps. 27,945 million from the operating income obtained during 2020, (ii) Ps. 14,506 million due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 3,112 million in collection of interests from clients, including the ones from FONI, during the period and (iv) a Ps. 4,016 million non-cash impairment of property, plant and equipment and intangible assets charge included in the operating income, which was partially offset by (v) a Ps. 10,952 million non-cash foreign exchange difference on trade receivables, (vi) Ps. 3,365 million from income tax paid, and (vii) a 8,172 million reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits mainly due to (a) the payment of the self-procured fuel purchased prior to the abrogation of the Res. 70/18, as mentioned above, and (b) the cancellation of non-financial liabilities associated to the construction of the expansion projects.

Net cash used in investing activities was Ps. 17,288 million in 2020. This amount was mainly due to (i) Ps. 11,970 million in payments for the purchase of property, plant and equipment for the construction of the renewable and thermal projects, and (ii) Ps. 5,459 million used for the purchase of short-term financial assets, net, which was partially offset by (iii) Ps. 141 million in dividends collected from TJSM and TMB, the companies that operate the San Martín and Manuel Belgrano combined cycle plants from the FONI program.

Net cash used in financing activities was Ps. 3,683 million in 2020. This amount was mainly the result of Ps. 703 million Bank and investment accounts overdrafts paid, net, and (ii) Ps. 3,496 million used interests and other financial costs paid, and (iii) Ps. 3,229 long-term loan principal payments and (iv) Ps. 323 million used for Direct borrowing and loan refinancing expenses primarily related to the syndicate loan as explained above (see A. 4Q2020 Highlights), which were partially offset by (iii) Ps. 4,132 million in long-term loans received from the Green Bonds issued during the 3Q2020 and short-term borrowings.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

D. Tables

a.
Consolidated Statement of Income

	4Q 2020	4Q 2019
	Unaudited5	Unaudited5
	Thousand Ps.	Thousand Ps.

Revenues	9,281,320	15,498,784
Cost of sales	(4,543,832)	(8,456,459)
Gross income	4,737,365	7,042,325

Administrative and selling expenses	(857,837)	(1,140,840)
Other operating income	3,782,315	2,522,811
Other operating expenses	(43,303)	160,873
Property plant and equipment impairment	(2,516,118)	(5,059,819)
Operating income	5,102,422	3,525,351

Gain (loss) on net monetary position	218,944	145,706
Finance income	2,291,863	1,899,250
Finance expenses	(5,994,590)	(3,139,653)
Share of the profit of associates	34,178	271,213
Income before income tax	1,652,818	2,701,866
Income tax for the period	(1,072,487)	(891,123)
Net income for the period	580,331	1,810,743

Attributable to:
-Equity holders of the parent	554,569	1,311,904
-Non-controlling interests	25,762	498,839
	580,331	1,810,743

Earnings per share:
Basic and diluted (Ps.)	0,37	0,87

5 4Q2020 and 4Q2019 figures were constructed, as the difference between the 2020 and 2019 financial figures, minus the 9M2020 and 9M2019 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2020, in all cases stated in the measuring unit current at December 31, 2020. The 3Q2020 financial figures were also calculated based on the information originally published in the 3Q2020 Financial Statement, stated in terms of the measuring unit current as of December 31, 2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

	2020	2019
	Audited	Audited
	Thousand Ps.	Thousand Ps.

Revenues	38,108,160	48,957,223
Cost of sales	(16,815,404)	(25,807,727)
Gross income	21,292,756	23,149,496

Administrative and selling expenses	(2,972,603)	(3,585,133)
Other operating income	14,098,495	24,986,160
Other operating expenses	(457,084)	(368,606)
Property plant and equipment and intangible assets impairment	(4,016,305)	(5,996,233)
Operating income	27,945,259	38,185,684

Gain (loss) on net monetary position	1,159,246	(3,310,603)
Finance income	5,159,795	4,902,024
Finance expenses	(22,297,137)	(21,680,208)
Share of the profit of associates	108,750	1,515,649
Income before income tax	12,075,913	19,612,546
Income tax for the year	(5,117,975)	(7,821,606)
Net income for the year	6,957,938	11,790,940

Attributable to:
-Equity holders of the parent	6,891,921	11,992,373
-Non-controlling interests	66,017	(201,433)
	6,957,938	11,790,940

Earnings per share:
Basic and diluted (Ps.)	4,58	7,97

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

b.
Consolidated Statement of Financial Position

	As of December 31, 2020	As of December 31, 2019
	Audited	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	79,186,695	77,187,266
Intangible assets	6,744,106	9,623,488
Investment in associates	4,664,005	4,697,625
Trade and other receivables	29,400,051	33,012,927
Other non-financial assets	484,116	938,261
Inventories	658,121	196,275
Deferred income tax assets	98,380	-
	121,235,474	125,655,842
Current assets
Inventories	804,226	895,252
Other non-financial assets	900,361	1,369,911
Trade and other receivables	18,735,089	21,293,677
Other financial assets	14,076,309	10,481,099
Cash and cash equivalents	278,698	2,033,761
	34,794,683	36,073,700
Property, plant and equipment available for sale	2,359,451	-
Total assets	158,389,608	161,729,542

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	25,619,864	25,619,684
Legal reserve	3,838,044	3,238,426
Voluntary reserve	48,479,823	36,092,233
Other equity accounts	(1,966,148)	-
Retained earnings	6,897,425	12,987,208
Equity attributable to shareholders of the parent	84,383,030	79,451,753
Non-controlling interests	128,319	1,076,487
Total Equity	84,511,349	80,528,240

Non-current liabilities
Other non-financial liabilities	5,254,302	5,928,471
Other loans and borrowings	30,844,867	41,777,839
Compensation and employee benefits liabilities	314,612	312,142
Provisions	45,403	12,512
Deferred income tax liabilities	8,999,900	8,590,917
	45,459,084	56,621,881

Current liabilities
Trade and other payables	2,545,492	8,031,529
Other non-financial liabilities	2,251,198	2,361,153
Other loans and borrowings	20,124,461	10,926,497
Compensation and employee benefits liabilities	1,018,919	951,227
Income tax payable	2,444,250	2,271,636
Provisions	34,855	37,379
	28,419,175	24,579,421
Total liabilities	73,878,259	81,201,302
Total equity and liabilities	158,389,608	161,729,542

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

c.
Consolidated Statement of Cash Flow

	2020	2019
	Audited	Audited
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the year before income tax	12,075,913	19,612,546

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	3,620,674	2,681,584
Amortization of intangible assets	2,334,299	1,934,797
Property, plant and equipment and intangible assets impairment	4,016,305	5,996,233
Discount of trade and other receivables and payables, net	30,194	304,798
Interest earned from customers	(3,107,561)	(8,760,658)
Commercial and fiscal interests lost	373,124	-
Financial income	(5,159,795)	(4,902,024)
Financial expenses	22,297,137	21,680,208
Share of the profit of associates	(108,750)	(1,515,649)
Provision for material´s impairment	42,935	42,977
Stock-based payments	1,673	66,106
Movements in provisions and long-term employee benefit plan expenses	135,257	110,407
Foreign exchange difference for trade receivables	(10,952,248)	(16,217,459)
Loss on net monetary position	(12,354,183)	(16,235,780)

Working capital adjustments:
Decrease in trade and other receivables	14,505,539	17,383,420
Decrease (Increase) in other non-financial assets and inventories	341,216	(1,624,563)
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(8,171,729)	2,338,705
	19,920,000	22,895,648
Commercial and fiscal interest paid	(373,124)	-
Interest received from customers	3,111,680	6,578,193
Income tax paid	(3,364,939)	(13,172,605)
Net cash flows provided by operating activities	19,293,617	16,301,236

Investing activities
Purchase of property, plant and equipment	(11,970,431)	(23,830,786)
Acquisition of Brigadier López plant	-	(11,526,280)
Dividends received	140,984	1,003,449
Acquisition of available-for-sale assets, net	(5,458,711)	(3,635,472)
Net cash flows used in investing activities	(17,288,158)	(37,989,089)

Financing activities
Banks and investment accounts overdrafts received (paid), net	(703,095)	1,998,624
Long term loans received	4,132,003	28,216,736
Long term loans paid	(3,229,307)	(1,576,414)
Direct borrowing and loan refinancing expenses	(323,478)	(1,324,244)
Interests and other loan costs paid	(3,495,527)	(2,713,387)
Contributions from non-controlling interests	-	263,994
Dividends paid	(63,958)	(1,541,306)
Net cash flows (used) provided by financing activities	(3,683,362)	23,324,003

(Decrease) Increase in cash and cash equivalents	(1,677,903)	1,636,150
Exchange difference and other financial results	276,696	864,440
Monetary results effect on cash and cash equivalents	(353,856)	(948,406)
Cash and cash equivalents as of January 1st	2,033,761	481,577
Cash and cash equivalents	278,698	2,033,761

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

E. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Fiscal Year 2020 and Fourth Quarter 2020 results on March 16, 2021 at 10:00 Eastern Time.

The conference will be hosted by Mr. Jorge Rauber, Chief Executive Officer, and Fernando Bonnet, Chief Operating Officer. To access the conference call, please dial:

Participants (Toll Free): +1-877-407-8035
International Participants: +1-201-689-8035

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com .. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

●
http://investors.centralpuerto.com/
●
www.sec.gov
●
www.cnv.gob.ar

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

●
“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

●
“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

●
“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

●
“CVP” refers to Variable Cost of Production of producing energy, which may be declared by the generation companies to CAMMESA;

●
“CVO effect” refers to the CVO receivables update, and interests triggered by the CVO Plant Commercial Operation Approval;

●
“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

●
“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 31/20;

●
“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

●
“MATER”, refers to Mercado a Término de Energía Renovable or Term Market for Renewable Energy, and is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.

●
“p.p.”, refers to percentage points;

●
“PPA” refers to power purchase agreements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov )

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

●
Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

 ●
Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

●
Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

●
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

●
although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

●
other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter and twelve-month period ended on December 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 16, 2021	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com